

May 13, 2022

Lior Tal
Chief Executive Officer
Cyngn Inc.
1015 O'Brien Dr.
Menlo Park, CA 94025

> **Re: Cyngn Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2022**
> **File No. 333-264887**

Dear Mr. Tal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marcelle S. Balcombe, Esq.